Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2020

Highlights

For the three months ended September 30, 2020, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $71.3 million, operating income of $30.9 million and net income of $25.1 million.

•	Generated Adjusted EBITDA of $53.3 million (1)

•	Generated distributable cash flow of $28.9 million (1)

•	Reported a distribution coverage ratio of 1.60 (2)

•	Fleet operated with 100% utilization for scheduled operations.

•	The Partnership’s operations have not been materially affected by the COVID-19 outbreak to date.

Other events:

•	On October 26, 2020, the charterer of the Windsor Knutsen, a subsidiary of Royal Dutch Shell (“Shell”), sent its notice of redelivery, which will result in the expiration of the charter on November 25, 2020. The Partnership is currently discussing new re-chartering opportunities for commencement in 2021. The Partnership is also seeking one or more short-term charters for the vessel in any intervening period. On this basis, and given available liquidity, the Partnership does not currently anticipate this expiration to have a material adverse effect on its financial position in 2020 or 2021.

•	On November 13, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended September 30, 2020 to all common unitholders of record on October 30, 2020. On November 13, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended September 30, 2020 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $71.3 million for the three months ended September 30, 2020 (the “third quarter”) compared to $70.3 million for the three months ended June 30, 2020 (the “second quarter”). The increase was mainly related to one extra operational day during the third quarter compared to the second quarter and 100% utilization in the third quarter compared to 99.7% utilization in second quarter.

Vessel operating expenses for the third quarter of 2020 were $16.7 million, an increase of $3.6 million from $13.1 million in the second quarter of 2020. The increase is mainly due to higher crew expenses for the fleet in the third quarter related to crew changes and increased travel costs due to the COVID-19 pandemic and a claim of $0.6 million related to offhire for the Tordis Knutsen in the second quarter of 2019, which was claimed by the charterer this quarter.

General and administrative expenses were $1.3 million for the third quarter, which is unchanged from the second quarter.

Depreciation was $22.5 million for the third quarter, which is unchanged from the second quarter.

As a result, operating income for the third quarter was $30.9 million compared to $33.4 million in the second quarter.

Interest expense for the third quarter was $6.6 million, a decrease of $1.9 million from $8.5 million for the second quarter. The decrease was mainly due to lower LIBOR on average for all credit facilities.

Realized and unrealized gain on derivative instruments was $0.9 million in the third quarter, compared to a loss of $3.1 million in the second quarter. The unrealized non-cash element of the mark-to-market gain was $2.4 million for the third quarter of 2020 compared to a loss of $2.8 million for the second quarter of 2020. All of the unrealized gain for the third quarter of 2020 is related to a mark-to-market gain on interest rate swaps.

(1)  EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

As a result, net income for the third quarter of 2020 was $25.1 million compared to $21.7 million for the second quarter of 2020.

Net income for the third quarter of 2020 increased by $11.0 million to $25.1 million from net income of $14.1 million for the three months ended September 30, 2019. Operating income for the third quarter of 2020 decreased by $1.5 million to $30.9 million compared to operating income of $32.4 million in the third quarter of 2019, mainly due to higher operating cost on average for the fleet and the offhire-claim related to the Tordis Knutsen. Total finance expense for the third quarter of 2020 decreased by $12.5 million to $5.8 million compared to finance expense of $18.3 million for the third quarter of 2019. The decrease was mainly due to lower unrealized losses on derivative instruments and lower average interest costs due to a decrease in the US LIBOR rate.

Distributable cash flow was $28.9 million for the third quarter of 2020 compared to $30.7 million for the second quarter of 2020. The decrease in distributable cash flow is mainly due to higher crew expenses for the fleet in the third quarter related to crew changes and increased travel costs due to the COVID-19 pandemic and the offhire claim related to the Tordis Knutsen. This was partially offset by one extra operational day in the third quarter and lower interest expense on average due to a decrease in the US LIBOR rate during the third quarter. The distribution declared for the third quarter of 2020 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

COVID-19

The outbreak of the coronavirus (“COVID-19”) continues to negatively affect global economic activity, including the demand for oil and oil shipping, which may materially impact the Partnership’s operations and the operations of its customers and suppliers.

Although the Partnership’s operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership’s business, financial condition and results of operations remains uncertain at this time. The virus outbreak has increased uncertainty in a number of areas of the Partnership’s business, including operational, commercial and financial activities. Large scale distribution of a vaccine could mitigate some of these uncertainties going into 2021, but it remains too early to judge the effect of this development.

The Partnership’s focus continues to be on ensuring the health and safety of its employees while providing safe and reliable operations for its customers. All crew on board and staff onshore are taking precautions with respect to social distancing, personal hygiene and other measures and following all local guidelines and regulations to minimize the spread of the virus. To date, the Partnership has not had any material service interruptions on its vessels as a result of COVID-19 and none of its vessels are planned to drydock for the remainder of 2020.

Due to international travel restrictions, there have been challenges in respect of crew changes and maintenance support; however the Partnership has been able to carry out crew changes in both Europe and Brazil, crew changes continue to occur with regularity and maintenance has continued to be performed, or in some cases postponed, where it is safe and possible to do so. The majority of such difficulties continue to result from either local lockdowns or transportation or logistical restrictions. The Partnership has incurred higher crewing expenses to ensure appropriate mitigation actions are in place to minimize risks of outbreaks, but such costs to date remain within budget. The closure of, or restricted access to, ports and terminals in regions affected by the virus may lead to further operational impacts that result in higher costs. It is possible that an outbreak onboard a vessel could prevent the Partnership from meeting its obligations under a charter, resulting in an off-hire claim and loss of revenue. Any outbreak of COVID-19 on board one of the Partnership’s vessels or that affects any of the Partnership’s main suppliers could cause an inability to replace critical supplies or parts, maintain adequate crewing or fulfill the Partnership’s obligations under its time charter contracts which in turn could result in off-hire or claims for the impacted period.

COVID-19 has placed downward pressure on economic activity and energy demand during 2020, and there remains significant uncertainty regarding near-term future oil demand and, therefore, shipping requirements. The fall in oil prices since the end of 2019 has caused many oil exploration and production companies, including certain of our customers, to cut their production forecasts for 2020 and beyond and / or reduce or delay planned future capital expenditures, particularly on new projects. This has had a small negative impact on the demand for shuttle tankers in the short term and, given the uncertainty around the continuation of the COVID-19 situation, this dampened demand could persist. This could affect the number of new, long-term offshore projects and the overall outlook for oil production, which could eventually and in turn impact the demand and pricing for shuttle tankers. Furthermore, the Partnership may be unable to re-charter its vessels at attractive rates in the future, particularly for vessels that are coming off charter in the next two years.

Although the Partnership is exposed to the uncertainty of cash flows from its time charter contracts arising from the credit risk associated with the individual charterers, the Partnership believes that its charter contracts, all with subsidiaries of national oil companies and oil majors, largely insulates the Partnership from this risk in most scenarios. Notwithstanding, any extended period of non-payment or idle time between charters could adversely affect the Partnership’s future liquidity, results of operations and cash flows. The Partnership has not so far experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts and the Partnership has not provided concessions or made changes to the terms of payment for customers.

COVID-19 has had a sustained impact on global capital and bank credit markets, affecting access, timing and cost of capital. The responses of governments around the world to manage the impact of the virus have led to lower interest rates and volatility in the prices of equities, bonds, commodities and their respective derivatives. The Partnership’s common unit price remains lower than the price at the start of 2020, mainly due to the impact of COVID-19 on the wider economy and sentiment in the energy and shipping sectors. In these current market conditions with lower unit prices, issuing new common equity is a less viable and more expensive option for accessing liquidity. The Partnership does not have long term debt maturing before August 2021. In the unlikely event that the Partnership is unable to obtain refinancing for this debt or other debt in the future, it may not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

Operational Review

The Partnership’s vessels operated throughout the third quarter of 2020 with 100% utilization for scheduled operations. All charter payments in respect of the quarter were received in accordance with the Partnership’s charter contracts.

The charterer of the Windsor Knutsen, a subsidiary of Shell, sent its notice of redelivery, which will result in the expiration of the charter on November 25, 2020. The Partnership is currently discussing new re-chartering opportunities for commencement in 2021. The Partnership is also seeking one or more short-term charters for the vessel in any intervening period. On this basis, and given available liquidity, the Partnership does not currently anticipate this expiration to have a material adverse effect on its financial position in 2020 or 2021.

Financing and Liquidity

As of September 30, 2020, the Partnership had $79.0 million in available liquidity, which consisted of cash and cash equivalents of $50.3 million and $28.7 million of capacity under its existing revolving credit facilities. The revolving credit facilities mature in August 2021 and September 2023. The Partnership’s total interest-bearing debt outstanding as of September 30, 2020 was $941.5 million ($935.9 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the third quarter of 2020 was approximately 2.1% over LIBOR.

As of September 30, 2020, the Partnership had entered into various interest rate swap agreements for a total notional amount of $499.0 million to hedge against the interest rate risks of its variable rate borrowings. As of September 30, 2020, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.82% under its interest rate swap agreements, which have an average maturity of approximately 4.3 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of September 30, 2020, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $392.2 million based on total interest-bearing debt outstanding of $941.5 million, less interest rate swaps of $499.0 million and less cash and cash equivalents of $50.3 million. The Partnership’s outstanding interest-bearing debt of $941.5 million as of September 30, 2020 is repayable as follows:

(U.S. Dollars in thousands)	Period Repayment	Balloon repayment	Total
Remaining 2020	$24,586	—	24,586
2021	86,546	95,811	182,357
2022	71,210	236,509	307,719
2023	55,535	202,185	257,720
2024	13,873	123,393	137,266
2025 and thereafter	1,307	30,500	31,807
Total	$253,057	$688,398	$941,455

Distributions

On November 13, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended September 30, 2020 to all common unitholders of record on October 30, 2020. On November 13, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended September 30, 2020 in an aggregate amount equal to $1.8 million.

Outlook

There are no dry dockings scheduled for any of the Partnership’s vessels during the fourth quarter of 2020, but the Partnership expects that its earnings for the fourth quarter of 2020 will be affected by reduced utilization of the Windsor Knutsen. Although the effect on earnings cannot yet be quantified with certainty, due to the limited time remaining in 2020 after the vessel is redelivered, the Partnership does not anticipate that there will be a material effect on its overall results in the fourth quarter or in the full year results for 2020.

The Partnership’s earnings for the first quarter of 2021 will be affected by the planned 10-year special survey dry docking of the Bodil Knutsen which will commence in mid-February and is expected to last approximately 30-32 days. During the dry-docking of the Bodil Knutsen a water treatment system will be installed to comply with IMO ballast water treatment regulations.

Any continuation of reduced utilization of the Windsor Knutsen may also affect the Partnership’s earnings in 2021, however the Partnership is in active discussion with potential charterers to secure either short-term interim charters for the vessel or long-term employment. No vessel in the Partnership’s fleet currently accounts for more than 10% of total EBITDA and, with available liquidity, the Partnership does not anticipate today that the current outlook in respect of the Windsor Knutsen will have a material adverse effect on the Partnership’s overall financial health in 2020 or 2021.

As of September 30, 2020, the Partnership’s fleet of sixteen vessels had charters with an average remaining fixed duration of 2.2 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 3.9 years on average. As of September 30, 2020, the Partnership had $585 million of remaining contracted forward revenue, excluding options.

In September 2020, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) took delivery of the first of two newbuildings that will be chartered to Equinor. The first vessel, Tove Knutsen, is estimated to arrive in Brazil in late November and will commence on a 7-year time charter contract. Equinor has the option to extend the Tove Knutsen charter for up to 20 years.

Tove Knutsen’s sister vessel, Synnøve Knutsen, was delivered to Knutsen NYK from the yard in October 2020 and is currently on its positioning voyage for operation in Brazil. It is estimated to arrive in Brazil in December 2020.

Knutsen NYK has five additional newbuildings under construction, all of which are under contract for long-term charter.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for existing and for newbuild shuttle tankers will continue to be driven over the long term based on the requirement to replace older tonnage in the North Sea and Brazil and from further expansion of deep and ultra-deep water offshore oil production in areas such as Pre-salt Brazil and the Barents Sea.

Following announcements made in 2020 by many of the large oil exploration and production companies with respect to near-term capital expenditure cuts, the Board expects that these decisions will cause some new developments in Brazil and the North Sea to be delayed by 12 – 24 months. Because of the relatively low costs of production in these areas, it is not expected that these projects will be cancelled and this assertion is supported by the announcements made by many of the license holders and operators of the fields in question.

As a result, the Board remains positive with respect to the mid to long term outlook for the growth in demand for shuttle tankers and the opportunities that this will present for the Partnership, while at the same time acknowledging some continuing near-term uncertainty, which may continue through 2021. However the Board is confident today that the Partnership is sufficiently experienced and well-placed to navigate through these headwinds.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 7.2 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, November 19, 2020 at 11 AM (Eastern Time) to discuss the results for the third quarter of 2020, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 from the US, dialing 1-855-669-9657 from Canada or 1-412-542-4105 if outside North America (please ask to be joined into the KNOT Offshore Partners LP call).

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

November 18, 2020

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

Gary Chapman (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Time charter and bareboat revenues	$71,241	$70,250	$70,983	$208,717	$212,439
Other income (1)	39	9	26	646	41
Total revenues	71,280	70,259	71,009	209,363	212,480
Vessel operating expenses	16,694	13,112	14,971	45,440	44,728
Depreciation	22,453	22,451	22,430	67,277	67,290
General and administrative expenses	1,258	1,337	1,190	3,982	3,752
Total operating expenses	40,405	36,900	38,591	116,699	115,770
Operating income	30,875	33,359	32,418	92,664	96,710
Finance income (expense):
Interest income	—	3	225	121	696
Interest expense	(6,558)	(8,512)	(12,459)	(25,532)	(39,302)
Other finance expense	(195)	(199)	(258)	(502)	(662)
Realized and unrealized gain (loss) on derivative instruments (2)	858	(3,092)	(5,749)	(25,924)	(21,996)
Net gain (loss) on foreign currency transactions	97	127	(29)	(200)	(247)
Total finance expense	(5,798)	(11,673)	(18,270)	(52,037)	(61,511)
Income (loss) before income taxes	25,077	21,686	14,148	40,627	35,199
Income tax benefit (expense)	(1)	(3)	—	(7)	(6)
Net income (loss)	25,076	21,683	14,148	40,620	35,193
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	32,694	32,694	32,694
General Partner units	615	615	615	615	615

(1)	Other income for the nine months ended September 30, 2020 is mainly related to cargo carried from Brazil to Europe on the drydocking voyage for the Raquel Knutsen scheduled drydocking. As a result, the Partnership received $0.6 million for this extra voyage and the additional revenue has been classified as other income.

(2)	Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
(U.S. Dollars in thousands)	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Realized gain (loss):
Interest rate swap contracts	$(1,521)	$(191)	$969	$(1,509)	$3,215
Foreign exchange forward contracts	—	(109)	(206)	(109)	(1,652)
Total realized gain (loss):	(1,521)	(300)	763	(1,618)	1,563
Unrealized gain (loss):
Interest rate swap contracts	2,379	(3,457)	(5,560)	(24,059)	(24,178)
Foreign exchange forward contracts	—	665	(952)	(247)	619
Total unrealized gain (loss):	2,379	(2,792)	(6,512)	(24,306)	(23,559)
Total realized and unrealized gain (loss) on derivative instruments:	$858	$(3,092)	$(5,749)	$(25,924)	$(21,996)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At September 30, 2020	At December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$50,293	$43,525
Amounts due from related parties	1,938	2,687
Inventories	2,066	2,292
Derivative assets	—	920
Other current assets	4,457	3,386
Total current assets	58,754	52,810

Long-term assets:
Vessels, net of accumulated depreciation	1,613,264	1,677,488
Right-of-use assets	1,373	1,799
Intangible assets, net	832	1,286
Derivative assets	—	648
Accrued income	3,146	3,976
Total Long-term assets	1,618,615	1,685,197
Total assets	$1,677,369	$1,738,007

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$3,004	$2,730
Accrued expenses	4,181	6,617
Current portion of long-term debt	108,557	83,453
Current lease liabilities	592	572
Current portion of derivative liabilities	7,451	910
Income taxes payable	9	98
Current portion of contract liabilities	1,518	1,518
Prepaid charter	5,264	6,892
Amount due to related parties	1,673	1,212
Total current liabilities	132,249	104,002

Long-term liabilities:
Long-term debt	827,353	911,943
Lease liabilities	780	1,227
Derivative liabilities	21,328	5,133
Contract liabilities	2,548	3,685
Deferred tax liabilities	333	357
Total long-term liabilities	852,342	922,345
Total liabilities	984,591	1,026,347
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	592,708	611,241
General partner interest	10,806	11,155
Total partners’ capital	603,514	622,396
Total liabilities and equity	$1,677,369	$1,738,007

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners' Capital
(U.S. Dollars in thousands)	Common Units	General Partner Units	Accumulated Other Comprehensive Income (Loss)	Total Partners' Capital	Series A Convertible Preferred Units
Three Months Ended September 30, 2019 and 2020
Consolidated balance at June 30, 2019	$612,965	$11,187	$—	$624,152	$89,264
Net income	12,120	228	—	12,348	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at September 30, 2019	$607,384	$11,082	$—	$618,466	$89,264

Consolidated balance at June 30, 2020	$587,562	$10,710	$—	$598,272	$89,264
Net income	22,847	429	—	23,276	1,800
Other comprehensive income	—	—	—	—	—
Cash distributions	(17,701)	(333)	—	(18,034)	(1,800)
Consolidated balance at September 30, 2020	$592,708	$10,806	$—	$603,514	$89,264

Nine Months Ended September 30, 2019 and 2020
Consolidated balance at December 31, 2018	$631,244	$11,531	$—	$642,775	$89,264
Net income	29,243	550	—	29,793	5,400
Other comprehensive income	—	—	—	—	—
Cash distributions	(53,103)	(999)	—	(54,102)	(5,400)
Consolidated balance at September 30, 2019	$607,384	11,082	—	618,466	89,264

Consolidated balance at December 31, 2019	$611,241	$11,155	$—	$622,396	$89,264
Net income	34,570	650	—	35,220	5,400
Other comprehensive income	—	—	—	—	—
Cash distributions	(53,103)	(999)	—	(54,102)	(5,400)
Consolidated balance at September 30, 2020	$592,708	$10,806	$—	$603,514	$89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months Ended September 30,
(U.S. Dollars in thousands)	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$40,620	$35,193
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	67,277	67,290
Amortization of contract intangibles / liabilities	(684)	(684)
Amortization of deferred debt issuance cost	1,886	1,970
Drydocking expenditure	(2,710)	77
Income tax expense	7	6
Income taxes paid	(88)	(132)
Unrealized (gain) loss on derivative instruments	24,306	23,559
Unrealized (gain) loss on foreign currency transactions	(216)	63
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	749	(1,209)
Decrease (increase) in inventories	226	170
Decrease (increase) in other current assets	(1,086)	(1,231)
Decrease (increase) in accrued revenue	829	(368)
Increase (decrease) in trade accounts payable	322	(2,070)
Increase (decrease) in accrued expenses	(2,436)	407
Increase (decrease) prepaid charter	(1,628)	(367)
Increase (decrease) in amounts due to related parties	461	69
Net cash provided by operating activities	127,835	122,743

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	(342)	—
Net cash (used in) investing activities	(342)	—

FINANCING ACTIVITIES
Repayment of long-term debt	(61,359)	(60,048)
Payment of debt issuance cost	(13)	21
Cash distributions	(59,502)	(59,502)
Net cash (used in) financing activities	(120,874)	(119,529)
Effect of exchange rate changes on cash	149	(79)
Net increase (decrease) in cash and cash equivalents	6,768	3,135
Cash and cash equivalents at the beginning of the period	43,525	41,712
Cash and cash equivalents at the end of the period	$50,293	$44,847

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended September 30, 2020 (unaudited)	Three Months Ended June 30, 2020 (unaudited)
Net income (loss)	$25,076	$21,683
Add:
Depreciation	22,453	22,451
Other non-cash items; amortization of deferred debt issuance cost	624	626
Other non-cash items; accrued revenue	278	276
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	2,792
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(15,102)	(15,102)
Distribution to Series A Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(228)	(228)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(2,379)	—
Distributable cash flow	$28,922	$30,698
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.60	1.70

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Nine Months Ended,
(U.S. Dollars in thousands)	September 30, 2020 (unaudited)	September 30, 2019 (unaudited)	September 30, 2020 (unaudited)	September 30, 2019 (unaudited)
Net income (loss)	$25,076	$14,148	$40,620	$35,193
Interest income	—	(225)	(121)	(696)
Interest expense	6,558	12,459	25,532	39,302
Depreciation	22,453	22,430	67,277	67,290
Income tax expense	1	—	7	6
EBITDA	54,088	48,812	133,315	141,095
Other financial items (a)	(760)	6,036	26,626	22,905
Adjusted EBITDA	$53,328	$54,848	$159,941	$164,000

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	the length and severity of the recent outbreak of COVID-19, including its impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

•	availability of skilled labor, vessel crews and management, including possible disruptions due to the COVID-19 outbreak;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Marshall Islands economic substance requirements;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.